TGPX Holdings I LLC

1215 E Wilmington Ave., Suite 200

Salt Lake City, Utah 84106

July 26, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:     Sergio Chinos

Re: TGPX Holdings I LLC Registration Statement on Form S-1, as amended (File No. 333-257714)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-257714) (the “Registration Statement”) of TGPX Holdings I LLC (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on July 28, 2021, or as soon as practicable thereafter, or at such later time as the Company may orally request via telephone call to the staff of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Stelios G. Saffos at (212) 906-4520 or, in his absence, J. Ross McAloon at (714) 755-8051.

We understand that the staff of the Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Stelios G. Saffos or J. Ross McAloon of Latham & Watkins LLP at the numbers set forth above.

Thank you for your assistance in this matter.

Very truly yours,

TGPX Holdings I LLC

By:	/s/ Jeremy Andrus
Name:	Jeremy Andrus
Title:	Chief Executive Officer